September 23, 2008

MAIL STOP 3561

<u>via U.S. mail and facsimile</u>

Mark Jensen, Chief Executive Officer
Northtech Industries, Inc.
11400 NE 132nd Street
Kirkland, WA 98034

>   **Re: Northtech Industries, Inc.**
>   **Form 1-A/A filed August 25, 2008**
>   **File No.: 24-10179**

Dear Mr. Jensen:

We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.

<u>General</u>

1. Please file a marked copy of your next amendment.

<u>Risk Factors, page 12</u>

2. We note references to economic downturns and factors that affect capital spending in "Our industry is highly dependent …," on page 14. Please revise the risk factor where

appropriate to address briefly recent events in the capital markets to the extent they may have a material adverse effect on your business, operating results, or financial condition.

3. We note your response to prior comments three through five. Please consider adding a risk factor regarding your dependence on PCS for resources, such as advances, totaling $245,292 as of December 31, 2007, office space, and billing and collection services.

Business and Properties, Item 3(b), page 20

4. We note the statement that you intend to extend your customer base beyond PCS. Please revise to briefly explain any contractual or other impediments to doing so. We note the statement on page 15 that you are "contractually obligated to service the clients of PCS Millwork first and foremost by providing installation services in combination with its millwork packages…"

Plan of Distribution, page 33

5. We note the statement that, although you currently have not retained a selling agent, you may pay a finder's fee up to 10%. Please tell us whether any selling agent you hire will be a registered broker dealer. We may have further comment.

Management Relationships, page 40

6. Please revise to describe all relationships responsive to Item 39(b). For example, we note the collection and billing services arrangement and office lease with PCS.

Management's Discussion and Analysis of Certain Relevant Factors, page 69

7. Please disclose, or cross reference, the material terms of the agreement pursuant to which you have acquired Millwork Pro, including, but not limited to, liabilities and potential liabilities which the company undertook, if any. Also, please address, under Part II, 3(k), the liabilities and potential liabilities which the company undertook, if any. We may have further comment.

Insurance Costs, page 73

8. With a view toward disclosure, please advise us of the reason for the large difference in the cost of liability insurance during the period beginning October 2006 and ending May 2009. Also, identify the insurers. In addition, tell us whether the insurer revised the $95,599 note payable when you succeeded in reducing your liability insurance costs for the period beginning June 1, 2007 and ending September 30.

Exhibits

9. Please file as an exhibit the agreement pursuant to which Millwork Pro uses PCS's office and warehouse space.

10. Please file as an exhibit the agreement pursuant to which you have acquired Millwork Pro.

11. We have reviewed your response to comment number 16 of our letter dated May 30, 2008. However, the date of the most recent legality opinion is August 22, 2008. The date of the filing of the most recent amendment is August 25, 2008. Please comply in your next amendment.

Closing Comments

As appropriate, please amend your offering statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc: Charles Rendina, Esq.
     By facsimile to: (604) 683-5317